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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 8-A/A

                                 Amendment No. 2


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       UNION PACIFIC RESOURCES GROUP INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)



                UTAH                                      13-2647483
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)



         777 MAIN STREET
         FORT WORTH, TEXAS                                  76102
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(Address of principal executive offices)                  (Zip Code)



If this form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box. [ ]

If this form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2), please check the following box. [ ]


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       Securities to be registered pursuant to Section 12(b) of the Act:


         Title of each class                         Name of each exchange on which
         to be so registered                         each class is to be registered
         ----------------------                      -----------------------------------------
         Preferred Stock Purchase Rights                   New York Stock Exchange

       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
            ---------------------------------------------------------
                                (Title of class)

Item 1.  Description of Registrant's Securities to be Registered.

         Union Pacific Resources Group Inc. (the "Company") is filing this amendment to its registration statement on Form 8-A (File No. 001-13916) filed with the Securities and Exchange Commission on November 7, 1996, and previously amended by the Form 8-A/A filed on February 5, 1999. This Form 8-A/A is being filed to reflect an amendment executed as of April 2, 2000 ("Amendment No. 2"), to the Amended and Restated Rights Agreement between Union Pacific Resources Group Inc. and Harris Trust and Savings Bank, as Rights Agent, dated as of December 1, 1998 (the "Rights Agreement"). Amendment No. 2 was executed in connection with the execution of an Agreement and Plan of Merger as of the same date (the "Merger Agreement") between the Company, Anadarko Petroleum Corporation, a Delaware corporation ("Anadarko") and Dakota Merger Corp., a Utah corporation and wholly owned subsidiary of Anadarko ("Subcorp"), pursuant to which Subcorp will merge with and into the Company, and the Company will become a wholly-owned subsidiary of Anadarko (the "Merger"). Amendment No. 2 supersedes and replaces Amendment No.1 to the Rights Agreement, dated as of April 2, 2000 ("Amendment No. 1").

         In connection with the Merger Agreement, the Company entered into a stock option agreement, dated as of April 2, 2000 (the "UPR Stock Option Agreement"), that grants Anadarko an option exercisable under certain circumstances specified in the UPR Stock Option Agreement, to purchase up to 50,138,515 shares of common stock, no par value (each, a "Common Share") of the Company (approximately 19.9% of the outstanding Common Shares, without giving effect to the exercise of the option) at the purchase price stated therein. The purpose of Amendment No. 2 is to implement the Merger Agreement, and the agreement of the Company and the Rights Agent, by ensuring that Anadarko and Subcorp are each exempt from the definition of "Acquiring Person" contained in the Rights Agreement with respect to, and that no "Stock Acquisition Date" or "Distribution Date" or "Triggering Event" will occur as a result of, the execution of the Merger Agreement or the UPR Stock Option Agreement, the consummation of the transactions


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contemplated by the Merger Agreement, including, without limitation, the Merger, or the acquisition of beneficial ownership or the transfer of Common Shares pursuant to the UPR Stock Option Agreement, or the announcement of any of the foregoing transactions, and that the Rights Agreement will expire immediately prior to the Effective Time of the Merger (as defined in the Merger Agreement).

         On October 28, 1996, the Board of Directors of the Company declared a dividend distribution of one Preferred Stock Purchase Right (the "Right") for each outstanding Common Share to shareholders of record at the close of business on November 7, 1996. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of the Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Shares"), or a combination of securities and assets of equivalent value, at a purchase price of $135 per Unit, subject to adjustment (the "Purchase Price"). The Purchase Price may be paid, at the option of the holder, in cash or Common Shares having a value at the time of exercise equal to the Purchase Price. The description and terms of the Rights are set forth in the Rights Agreement and in Amendment No. 2.

         Initially, ownership of the Rights is evidenced by the Common Share certificates representing Common Shares then outstanding, and no separate Rights Certificates are distributed. The Rights will separate from the Common Shares and will be distributed on a date (the "Distribution Date") that is the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (each, an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares (the "Stock Acquisition Date"), or (ii) within ten business days (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding Common Shares.

         Amendment No. 2 provides that Anadarko, Subcorp, and their affiliates shall not be deemed an Acquiring Person and that no Stock Acquisition Date or Distribution Date will occur as a result of (i) the execution of the Merger Agreement; (ii) the execution of the UPR Stock Option Agreement; (iii) the consummation of the transactions contemplated by the Merger Agreement, including, without limitation, the Merger; (iv) the acquisition of beneficial ownership or transfer of Common Shares pursuant to the UPR Stock Option Agreement; or (v) the announcement of any of the foregoing transactions.

         Until the Distribution Date, (i) the Rights are evidenced by the Common Share certificates and are transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after November 7, 1996 contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding


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also constitutes the transfer of the Rights associated with the Common Shares represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 28, 2006 or, if earlier, immediately prior to the Merger as contemplated by the Merger Agreement, unless earlier redeemed by the Company as described below or unless a transaction under Section 13(d) of the Rights Agreement has occurred.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except in connection with the exercise of employee stock options or stock appreciation rights or under any other benefit plan for employees or directors or in connection with the exercise of warrants or conversion of convertible securities, only certificates for Common Shares issued prior to the Distribution Date will be issued with, or evidence ownership of, the Rights.

         Except in the circumstances described below, after the Distribution Date each Right will be exercisable into one one-hundredth of a Preferred Share (each, a "Preferred Share Fraction"). Each Preferred Share Fraction carries voting and dividend rights that are intended to produce the equivalent of one Common Share. The voting and dividend rights of the Preferred Shares are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the Common Shares. In lieu of issuing certificates for Preferred Share Fractions that are less than an integral multiple of one Preferred Share (i.e. less than 100 Preferred Share Fractions), the Company may pay cash representing the current market value of the Preferred Share Fractions.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Shares remain outstanding, (ii) a Person becomes the beneficial owner of more than 15% of the then-outstanding Common Shares other than pursuant to a tender offer, share exchange or exchange offer that provides fair value to all shareholders, (iii) an Acquiring Person engages in one or more "self-dealing" transaction as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person an event occurs that results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. In lieu of requiring payment of the Purchase Price upon exercise of the Rights following any such event, the Company may permit the holders simply to surrender the Rights, in which event they will be entitled to receive Common Shares (or other property, as the case may be) with a value of 50% of what could be purchased by payment of the full Purchase Price. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in clauses (i), (ii), (iii) or (iv) of this paragraph, all Rights that are, or (under certain circumstances


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specified in the Rights Agreement) were, beneficially owned by any Acquiring
Person who was involved in the transaction giving rise to any such event will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at an exercise price of $135 per Right, each Right not otherwise voided following an event set forth in the preceding paragraph would entitle its holder to purchase $270 worth of Common Shares (or other consideration, as noted above) for $135. Assuming that the Common Shares had a per share value of $27 at such time, the holder of each valid Right would be entitled to purchase ten Common Shares for $135. Alternatively, the Company could permit the holder to surrender each Right in exchange for stock or cash equivalent to five Common Shares (with a value of $135) without payment of any consideration other than the surrender of the Right.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger that is described in, or that follows a tender offer, share exchange or exchange offer described in, the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. Again, provision is made to permit surrender of the Rights in exchange for one-half of the value otherwise purchasable.

         The events set forth in the first preceding paragraph and in the second preceding paragraph are referred to as the "Triggering Events." Amendment No. 2 provides that a Triggering Event will not occur as a result of: (i) the execution of the Merger Agreement; (ii) the execution of the UPR Stock Option Agreement; (iii) the consummation of the transactions contemplated by the Merger Agreement, including, without limitation, the Merger; (iv) the acquisition of beneficial ownership or transfer of Common Shares pursuant to the UPR Stock Option Agreement; or (v) the announcement of any of the foregoing transactions.

         The Purchase Price payable, and the number of Units or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be


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issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

         At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. That ten-day redemption period may be extended by the Board of Directors so long as the Rights are still redeemable. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Shares (or other consideration) of the Company or for common shares of the acquiring company as set forth above.

         Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         A copy of the Rights Agreement was filed as Exhibit 1 to the Registration Statement on Form 8-A/A, filed with the Securities and Exchange Commission on February 5, 1999. A copy of Amendment No. 1 was filed as Exhibit
2.4 to the Current Report on Form 8-K filed by the Company on April 7, 2000. Amendment No. 2 is being filed as Exhibit 3 hereto. This summary description of the Rights, the Rights Agreement, and Amendment No. 2 does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and Amendment No. 2, which are incorporated herein by reference.


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Item 2.  Exhibits.

         1. Amended and Restated Rights Agreement, dated as of December 1, 1998, between Union Pacific Resources Group Inc. and Harris Trust and Savings Bank, as Rights Agent (filed as Exhibit 1 to the Registration Statement on Form 8-A/A, filed with the Securities and Exchange Commission on February 5, 1999, and incorporated by reference herein).

         2. Amendment No. 1 to Rights Agreement, dated as of April 2, 2000, between UPR and Rights Agent (filed as Exhibit 2.4 to the Form 8-K, filed with the Securities and Exchange Commission on April 7, 2000).

         3. Amendment No. 2 to Rights Agreement, dated as of April 2, 2000, between UPR and Rights Agent.



                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        UNION PACIFIC RESOURCES GROUP INC.



                                             By: /s/ KERRY R. BRITTAIN
                                                --------------------------------
                                                Name:  Kerry R. Brittain
                                                Title: Vice President, General
                                                       Counsel and Secretary


Dated:  May 2, 2000


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                                 Exhibit Index


Exhibit
Number                       Description
-------                      -----------

1. Amended and Restated Rights Agreement, dated as of December 1,1998, between Union Pacific Resources Group Inc. and Harris Trust and Savings Bank, as Rights Agent (filed as Exhibit 1 to the Registration Statement on Form 8-A/A, filed with the Securities and Exchange Commission on February 5, 1999, and incorporated by reference herein).

2. Amendment No. 1 to Rights Agreement, dated as of April 2, 2000, between UPR and Rights Agent (filed as Exhibit 2.4 to the Form 8-K, filed with the Securities and Exchange Commission on April 7, 2000).

3. Amendment No. 2 to Rights Agreement, dated as of April 2, 2000, between UPR and Rights Agent.


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